

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Jeffrey Binder
Chief Executive Officer
CLS Holdings USA, Inc.
11767 South Dixie Highway, Suite 115
Miami, Florida 33156

   Re: CLS Holdings USA, Inc.
    Registration Statement on Form S-1
    Filed April 8, 2022
    File No. 333-264214

Dear Mr. Binder:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Morris at 202-551-3314 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Kathleen Deutsch